
Mail Stop 4561

November 28, 2008

John P. Mitola
President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

> **Re: Juhl Wind, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2008**
> **File No. 333-154617**

Dear Mr. Mitola:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers that we cite in our comments correlate to the page numbers found in the courtesy copies of the filing that you provided us.

General

1. Please provide us with the total dollar value of the securities underlying the warrants and convertible preferred stock that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants and convertible preferred stock.

2. Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents and any other payments or potential payments. Please describe the material terms of each such payment.

    Further, please tell us the net proceeds to the issuer from the sale of the warrants and convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the warrants and convertible preferred stock.

3. Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the exercise or purchase discount for the securities underlying the warrants and convertible preferred stock, with the following information presented separately:

    - the market price per share of the securities underlying the warrants and convertible preferred stock on the date of the sale of the warrants and convertible preferred stock;

    - the exercise price per share of the underlying securities on the date of the sale of the warrants if the exercise price per share is set at a fixed price, use the price per share established in the warrant;

    - the discount purchase price per share of the preferred stock in relation to the market price of the common stock on the date of sale of the convertible preferred stock;

    - the total possible shares underlying the warrants and convertible preferred stock (assuming complete exercise and conversion);

- the combined market price of the total possible number of shares underlying the warrants and convertible preferred stock, calculated by using the market price per share on the date of the sale of the warrants and convertible preferred stock and the total possible shares underlying the warrants and convertible preferred stock;

- the combined exercise price and discount purchase price of the total possible number of shares underlying the warrants and convertible preferred stock, calculated by using the exercise price on the date of the sale of the warrants and the discount purchase price of the convertible preferred stock and the total possible shares underlying the warrants and convertible preferred stock; and

- the total possible discount to the market price as of the date of the sale of the warrants and convertible preferred stock, calculated by subtracting the combined exercise price and discount purchase price on the date of the sale of the warrants and convertible preferred stock from the combined market price of the total number of shares underlying the warrants and convertible preferred stock on that date.

If there are provisions in the convertible preferred stock or warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please describe these terms in the table.

4. Please provide us with a table showing:
- the gross proceeds paid or payable to the issuer in the warrants and convertible preferred stock transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any purchase price discounts regarding the convertible preferred stock and any warrants or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3.

Further, please tell us—as a percentage—the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the purchase price of the preferred stock and the exercise price of the warrants as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the warrants and convertible preferred stock.

5. Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6. Please provide us with a table comparing:

- the number of shares outstanding prior to the warrant and convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

7. Please provide us with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether—based on information obtained from the selling shareholders— any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant and convertible preferred stock transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant and convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

8. Please provide us with the following:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including a complete description of the rights and obligations of the parties in connection with the sale of the warrants and convertible preferred stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants and convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

9. Please provide us with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

10. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

11. The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. We note the following:

- Transmission interconnection studies;

- Independent system operators (ISOs);

- Carbon intensive generation assets;

- Non-utility generators; and

- Interconnection agreements.

Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

12. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:

- "According to the U.S. Department of Energy, Energy Information Administration's Annual Energy Review 2007 …," page 28;

- "According to the U.S. Department of Energy, Energy Information Administration's publication Renewable Resources in the U.S. Electricity Supply …," page 29;

- "[A]ccording to the Global Wind Energy Council's Global Wind 2007 Report …," page 29;

- "According to the American Solar Energy Society's report, Tackling Climate Change in the U.S., energy efficiency and renewable energies …," page 29;

- "[T]he U.S. Department of Energy issued a report entitled 20% Wind Energy by 2030, discussing the viability of potential for wind energy …," page 30;

- "According to the Intergovernmental Panel on Climate Change's Climate Change 2007: Synthesis Report …," page 37;

- "According to the U.S. Department of Energy, Energy Information Administration's International Energy Annual 2005 …," page 38;

- "According to the U.S. Department of Energy, Energy Information Administration's Annual Energy Review 2007 …," page 38; and

- "According to the Lawrence Berkeley National Laboratory's Renewables Portfolio Standards in the United States April 2008 report …," page 38.

Summary, page 1

13. Please disclose the company's recent net loss and provide a summary financial information table.

Risk Factors, page 6

14. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Some of your risk factors seem to fit into this category and you should revise to cite a particular risk, or remove them. For example, we note the following risk factors:

- "As a result of our operating as a public company, our management will be required to devote …," page 14; and

- "We cannot be certain that our internal control over financial reporting …," page 15.

The federal government may not extend or may decrease tax incentives for renewable energy …, page 7

15. This risk factor seems to contain multiple risks. For example, while the risk factor subheading and first two paragraphs focus on the risk that the federal government may not extend the production tax credit, the last paragraph discusses competition among tax equity investors and wind energy producers. Each risk factor should only contain one discreet risk. Please revise accordingly.

Various state governments may not extend or may decrease incentives for renewable energy …, page 10

16. In this risk factor, you disclose the risk presented by state governments failing to continue to provide incentives for renewable energy. Please disclose more detail about specific incentives that currently benefit your business and the effect of their potential discontinuance. You may want to discuss these incentives in greater detail in the business section.

We face competitive pressures from a variety of competitors in the markets we serve, page 11

17. Please provide additional details regarding the competitive environment in which you operate. For example, please consider disclosing the names of your primary competitors.

If we do not timely file and have declared effective the initial registration statement …, page 15

18. We note your disclosure throughout the prospectus about the terms of the private placement agreement with regard to your registration statement. Please revise this risk factor to disclose whether this registration statement was timely filed as of October 22, 2008. Furthermore, please note that this risk factor should be revised prior to effectiveness to disclose if you have or have not met all the terms of the agreement.

If and when our registration statement becomes effective …, page 16

19. Please disclose the amount of shares that will become eligible for sale under this registration statement. In addition, please disclose the discount that the selling shareholders received in purchasing the preferred stock or will receive when exercising the warrants, and discuss the incentive this creates for selling shareholders to sell their shares. In addition, specifically address the harm this could cause on the market price of the stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 23

20. The narrative discussion of MD&A is your opportunity to present your business to investors through management's eyes. It is not meant to be a restatement of your financial statements, but rather an analysis and explanation of those statements and the figures presented therein. Your disclosure in this portion could be expanded to better describe the changes between periods. For example, you state that the increase in consolidated revenue and revenue from wind farm management was due to the timing of specific services. Please disclose the nature of those specific services and how the timing changed. Such information will provide your investors with better insight into your business. Please review your period-on-period disclosure and revise accordingly.

Liquidity and Capital Resources, page 25

21. Your discussion of liquidity and capital resources only addresses the most recent
    interim period. Please expand your disclosure as appropriate to also address the fiscal
    years covered in your audited financial statements.

Business, page 28

22. Please describe the general developments of the company, MH & SC and the "reverse
    public offering" between MH & SC and Juhl Energy and DanMar. See Item 101(a)
    of Regulation S-K. Please disclose the principal terms of the business combination,
    name the parties negotiating the combination, disclose the method used in
    determining the acquisition price, and name any third parties that were involved in the
    combination and the compensation paid to them. Disclose any relationship between
    MH & SC, its officers, directors and affiliates, and Juhl Wind and Dan Mar prior to
    the business combination. Also, disclose whether finders' fees or consulting
    agreements were provided as part of the combination. Please file all agreements
    relating to the combination as exhibits.

Overview of Our Business, page 28

23. We note the statement that "the systems are actually owned by the farmers
    themselves and the local communities they serve." Please describe in greater detail
    the communities that own the systems.

Our Community Wind Farm Portfolio, page 31

24. Please provide more information about where the "Buffalo Ridge" area of
    southwestern Minnesota is located. For example, please disclose the counties and
    major cities that are located in that area and discuss the reasons why the company
    chose this location.

Estimated Wind Farm Growth, page 33

25. Please disclose how you calculated the growth of wind farms as found in your line
    graph on page 33. Please refer to Item 10(b) of Regulation S-K for guidance on
    disclosure of management's projections.

Sales and Marketing, page 34

26. We note your disclosure that you have derived approximately 50 and 42 percent from sales to five wind farm customers in 2007 and 2006, respectively. Please discuss the principal terms of these agreements and explain why you did not file, as exhibits, your management agreements with these customers as material contracts as defined by Item 601(b)(10)(ii)(B) of Regulation S-K.

Wind Energy Technology, Resources and Suppliers, page 34

27. Please disclose the names of your principal suppliers. Please refer to Item 101(h)(4)(v) of Regulation S-K.

28. Please tell us the basis for your statement that "[w]ind industry manufacturing facilities surged from a very small base in the United States in 2005 to over 100 in 2007 …."

Competition, page 35

29. Please tell us the basis for your statement that "over 15 utility-scale wind turbine manufacturers are selling turbines in the United States market, up from only six in 2005."

Employees, page 39

30. We note your disclosure that you employ seven full-time employees and no part-time employees. Your website only lists six employees. Please revise or advise.

Management, page 40

31. We note that there are other employees who appear to be executive officers that are listed on your website, but are not disclosed in your prospectus. Please refer to Item 401(b) of Regulation S-K for guidance on the identification of executive officers. Please revise or advise.

Board Committees, page 41

32. We note your disclosure that Mr. Edward C. Hurley is your only independent director. Please disclose the standard used to determine director independence. Please refer to Item 407(a) of Regulation S-K.

33. Please disclose what steps have been completed, if any, towards establishing the audit, compensation, and nominations and governance committee.

Code of Ethics, page 44

34. We note your statement that your code of ethics is posted on your website, www.juhlwind.com, however, we were unable to locate it there. Please revise or advise.

Executive Compensation, page 44

35. You state that you have provided executive compensation disclosure for your chief executive officer and four other executive officers, however, you have only provided disclosure for your chief executive officer and three other executive officers. Please revise.

Principal Stockholders, page 47

36. We note the footnote regarding the 9.9 percent limitation on the number of shares such stockholders may beneficially own at any time. Please revise your beneficial ownership table to include all of the shares that a purchaser of the preferred stock and warrants may obtain upon conversion or exercise of the warrants. Also include a footnote indicating the nature of the beneficial ownership. In addition please revise accordingly the selling shareholders table on page 51.

Certain Relationships and Related Party Transaction, page 49

37. Please disclose the basis of which a person is a related person. See Item 404(a)(1) of Regulation S-K. For each transaction, please disclose the approximate dollar value of the amount involved in the transaction as required by Item 404(a)(3).

Selling Stockholders, page 50

38. Please revise the selling shareholder table pursuant to Item 507 of Regulation S-K. Please include all of the shares and explain in a footnote any ownership limitation.

39. Please clearly disclose the natural person that has voting and dispositive control over the securities owned by Greenview Capital, LLC.

Investor Warrants, page 57

40. In this section, you state that the warrants may be exercised prior to the expiration or redemption date. We note that you provide disclosure for when you may redeem the warrants, but do not provide the expiration date. Please revise or advise.

Consolidated Financial Statements and Notes, page F-1

41. Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

Years Ended December 31, 2007 and 2006 for DanMar & Associates, Inc. and Juhl Energy Development, Inc.

Combined Statements of Operations, page F-4

42. We note that revenue generated from related parties represent approximately 30 percent of your total revenue for 2007. Given the significance, tell us what consideration was given to including a separate line item on the face of your income statement disclosing related party revenue. In addition, please clarify the amount of related party revenue for the subsequent periods in your interim financial statements.

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

43. We note you recognize additional revenue from development contracts upon completion of certain deliverables. Please tell us and expand your disclosure to discuss how you considered the guidance in EITF 00-21 in accounting for these revenue arrangements.

44. We note your management agreements provide you with payments for out-of-pocket expenses incurred on the project. Please tell us and expand your disclosure to discuss how you considered the guidance in EITF 01-14 in accounting for these reimbursements.

Note 9 – Subsequent Events, page F-11

45. Based on your disclosure on page 31, we note Community Wind Development Group LLC had more than one owner. Please clarify the ownership structure before and after the contribution of the assets and liabilities on January 1, 2008 and advise us why this was accounted for as an equity contribution rather than the acquisition of minority interests at fair value consistent with SFAS 141.

46. You state that following the closing of the transaction, all of the outstanding membership interests of MH & SC were sold to its former CEO. Since the assets and liabilities of MH & SC were disposed of *subsequent* to the merger with DanMar and Juhl, please advise us how you determined that MH & SC was a shell corporation at the time of the merger. Was the disposition of MH & SC's assets a condition to the exchange transaction? In addition, please advise us how the disposition of the assets is reflected in your financial statements. Lastly to the extent that MH & SC was an operating company at the time of the exchange, clarify your basis for characterizing the merger as a recapitalization versus a reverse merger as disclosed in your Form 8-K dated June 24, 2008.

47. We note that you considered DanMar and Juhl the accounting acquirers. Based on the guidance in paragraph 18 of SFAS 141, in business combinations involving more than two entities, one of the combining entities shall be the accounting acquirer. Tell us how you determined that there was more than one accounting acquirer and your basis in GAAP for your treatment. In your response please clearly state the individual ownership structures of both entities prior to the transaction, after the transaction and the number of shares issued by both entities.

Six-Months Ended June 30, 2008 and 2007 For Juhl Wind, Inc.

Consolidated Statement of Changes In Stockholders' Equity, page F-15

48. Please reconcile the 20 million shares reflected as being issued during the reverse merger to the amounts disclosed in other parts of your filing.   Specifically, as disclosed in other parts of your filing, we note you issued 15.25 million shares to the owners of DanMar and Associates, Inc. and Juhl Energy Development, Inc. and 2.25 million shares to Greenview Capital, LLC, and cancelled 3.765 million shares previously held by Vision Opportunity Master Fund, Ltd. as part of the exchange transaction.

Note 3 – Private Placement of Series A 8% Convertible Preferred Stock and Common Stock Warrants

Conversion Rights of Series A, page F-20

49. Please disclose the conversion price and to the extent that it represents a discount to the common stock, advise us how you considered EITF 98-5 and EITF 00-27 in accounting for the conversion feature.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lamothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Spencer G. Feldman (*via facsimile*)